UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 17, 2022, entitled "Buy-back of shares to share programmes for employees".

Equinor ASA: Buy-back of shares to share programmes for employees

Please see below information about transactions made under the buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR) for shares to be used in the share-based incentive programmes for employees and management.

Date on which the buy-back programme was announced: 9 February 2022.

The duration of the buy-back programme: 15 February 2022 to 13 January 2023.

Size of the buy-back programme: The total purchase amount under the programme is NOK 1,413,000,000 and the maximum shares to be acquired is 20,800,000 shares, of which up to 10,400,000 shares can be acquired in the period from 15 February 2022 to 13 May 2022, and up to 10,400,000 shares can be acquired in the period from 15 June 2022 to 13 January 2023.

On 15 March 2022, Equinor ASA has purchased a total of 398,956 own shares at the Oslo Stock Exchange at an average price of NOK 283.2392 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
15 March	398,956	283.2392	112,999,982

Previously disclosed buy-backs under the programme (accumulated)	428,573	263.6656	112,999,974

Total buy-backs under the programme	827,529	273.1022	225,999,956

Following the completion of the above transactions, Equinor ASA owns a total of 34,824,565 own shares, corresponding to 1.07 % of Equinor ASA’s share capital, including shares previously purchased for the share saving programme, and shares purchased under Equinor’s disclosed buy-back programme which will be used to reduce the issued share capital of the company.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 17, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer